Direct dial : (416)869-5528
Email: jchen@stikeman.com

BY EDGAR
                                                                        June 8, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

Re:	Tm Bioscience Corporation. ( The “Issuer”)

On behalf of the Issuer we hereby file with the Securities and Exchange Commission a registration statement on Form 20-F (the “Registration Statement”) The Issuer is a reporting issuer in the Canadian provinces of Ontario, Quebec, British Columbia, Alberta and Manitoba, and is filing the Registration Statement pursuant to Section 12 (g) of The Securities Exchange Act of 1934.

The Registration Statement includes financial statements of the Issuer for the fiscal year ended December 31, 2005 and for the three months ended March 31, 2006. The consent of Ernst and Young LLP, the Issuer's auditor, is included as Exhibit 15.1 to the Registration Statement. Bill Demers (tel: 416-943-3891) is the Issuer’s primary contact at Ernst and Young LLP.

Please contact the undersigned (tel: 416-869-5528; fax: 416-947-0866) or Ian Putnam  (tel: 416-869-5506; fax: 416-947-0866) should you require further assistance in this matter.

Yours truly,

By:	/s/ James Chen
James Chen

Cc:	James Pelot, Tm Bioscience Corporation Bill Demers, Ernst & Young LLP Curtis Cusinato, Stikeman Elliott LLP